

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Brent J. Guerisoli
Chief Executive Officer
The Pennant Group, Inc.
1675 E. Riverside Drive, Suite 150
Eagle, Idaho 83616

> **Re: The Pennant Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2023**
> **File No. 001-38900**

Dear Brent J. Guerisoli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program